NATIONWIDE MUTUAL FUNDS
1000 Continental Drive, Suite 400
King of Prussia, Pennsylvania 19406

August 30, 2016

VIA EDGAR

David Manion
Staff Accountant
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Nationwide Mutual Funds (the "Registrant") File Nos. 811-08495 and 333-40455

Dear Mr. Manion:

Below you will find the Registrant's responses to the comments conveyed by you on August 4, 2016 with regard to the financial statements for the series of the Registrant (each, a "Fund") for the period ended October 31, 2015, except as noted below.  In connection with our responses to your comments, the Registrant acknowledges that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

1.	Comment – Please update the Funds on EDGAR that are no longer active.

Response – Registrant is in the process of updating the Funds on EDGAR to remove those Funds that are no longer active.

2.	Comment – Financial Highlights – Why are the expense ratios in the Prospectus filed in February 2016 and the October 31, 2015 financial statement financial highlights different?

Response – The expense ratios listed in the October 31, 2015 shareholder reports financial highlights reflect actual expense ratios that were incurred by the respective Fund during the fiscal year ended October 31, 2015. The expense ratios in the prospectuses may be different because they are adjusted to reflect known impacts to the projected expenses for the current fiscal year such as changes in contractual management fees, expense waivers or other changes to expense structure that are known and quantifiable.
3.	Comment – Management Discussion of Fund Performance - The Management Discussion of Fund Performance discusses contributors and detractors. It appears that some holdings that were discussed were also sold/matured prior to year end. Consider identifying which securities were sold/matured prior to year end.

Response - The contributors and detractors had an effect on the performance during the reporting period and, therefore, the Registrant included a discussion of the performance of these securities.  Going forward, the Registrant will consider using an asterisk or footnote to note if a Fund no longer holds a particular security at the period end.

4.	Comment – Management Discussion of Fund Performance - The risk disclosure at the end of the Management Discussion of Fund Performance discusses that some Funds have a significant concentration in specific industries/sectors. However, there is no such disclosure for Growth, Small Company Growth, Bailard Cognitive Value and Bailard Emerging Markets Equity Fund. In addition, the Prospectus and Statement of Additional Information for these Funds should disclose this risk as well.

Response – Growth, Small Company Growth, Bailard Cognitive Value and Bailard Emerging Markets Equity each may have an overweight in a particular sector against its benchmark during the reporting period.  However, none of these Funds concentrate more than 25% of their assets in any one sector.  As such, Registrant respectfully declines to add the requested disclosure.

5.	Comment – Performance of $10,000 Chart - Bailard Emerging Markets previously showed Class M as of October 31, 2014 and presented Institutional Class as of October 31, 2015. Why was no explanation included to discuss the change in share classes from 2014 to 2015?

Response – Going forward, if the share class presented changes in future reports, Registrant will add an explanation.
6.	Comment – Benchmark Changes - Some of the Funds had a benchmark change but there is no discussion included as to why this changed occurred.

Response – Registrant notes that it will provide an explanation whenever there is a benchmark change for the reporting period.
7.	Comment – Shareholder Expense Example - Disclose the number of days used in the shareholder example.

Response – Registrant believes that Form N-1A Item 27(d)(1) permits a date range.  Among other things, the Item requires the following disclosure: "The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period [insert dates]."

Registrant has considered this comment and believes the current disclosure of noting the date range is appropriate disclosure and therefore, respectfully declines to add the number of days in the shareholder example.

8.	Comment – Statement of Investments - Several Funds have holdings that are zero valued. Should these holdings also be labeled as illiquid?

Response – The Registrant will include disclosure in the Statement of Investments for those holdings that are zero valued and are deemed illiquid.

9.	Comment – Management Discussion of Fund Performance - For those Funds that equitize cash (e.g., Nationwide Fund, HighMark Large Cap Core and HighMark Small Cap Core), please explain why there appears to be large cash balances. In addition, for these Funds' futures positions, why is there no initial margin balance on the Statement of Assets & Liabilities shown (the initial upfront cash or securities that are provided to futures broker)?

Response – As referenced, these Funds may equitize cash using futures.  Note that there would still be a cash position in the Fund because the future does not require full cash to be posted (i.e., the margin is usually 10%). As of October 31, 2015, the Nationwide Fund, HighMark Large Cap Core Equity, and HighMark Small Cap Core Equity had amounts segregated as collateral with the broker for open futures. The amount of cash on deposit with the futures broker as initial margin will be disclosed on the Statement of Assets & Liabilities as a separate line item.

10.	Comment – Offering Costs - Please confirm that offering costs were amortized in the first twelve months only (e.g., Herndon Mid Cap Value and Bailard Emerging Markets Equity).

Response – The Registrant confirms that offering costs were amortized in the first twelve months.

11.	Comment – Financial Highlights - Year over year, please explain how administrative services fees are assessed and recorded to each Fund.

Response - Invoices are received by the Funds from servicing organizations for performing administrative services pursuant to agreements between the Funds and these servicing organizations.  These invoices are charged to and paid directly by each Fund applicable share class.  The daily accrual rates for administrative service fees are adjusted periodically throughout the Funds' fiscal year as invoices are received to ensure the Funds are sufficiently accrued and that payments do not exceed the 0.25% limitation under the Funds Administrative Services Plan.

12.	Comment – Level 3 disclosure - why are the qualitative and quantitative disclosures omitted?

Response – The Registrant considers materiality as a factor in determining whether to include qualitative and quantitative disclosure. The qualitative and quantitative disclosures were omitted as the Registrant did not feel it was material to the Fund.

13.	Comment – Volume disclosure for derivatives - The current disclosure notes it is indicative of type and volume, please add more quantitative disclosure.

Response – The Registrant will provide additional quantitative disclosure for derivatives, as applicable.

14.	Comment – Notes to the Financial Statements - In the disclosure for futures contracts, please remove "pledged" and use "segregated", as the cash is typically segregated.

Response – Going forward, the Registrant will update the language, as applicable.
15.	Comment – Transaction with Affiliates - Please disclose the effective advisory fee rate before and after the waivers and/or reimbursement.

Response – Going forward, the Registrant will disclose the effective advisory fee rate before and after the waiver and/or reimbursement.

16.	Comment – Please consider disclosing the amount of the commitment fees paid by the Funds for the Line of Credit. In addition, please disclose the remedies the party has if a Fund fails to perform under the Line of Credit.

Response – Going forward, the Registrant will include disclosure discussing the remedies the party has if a Fund fails to perform under the Line of Credit. The

Registrant has considered disclosing the amount of the commitment fees paid by the Funds and prefers not to add disclosure in response to this comment.

17.	Comment – Please disclose the remedies the custodian has if a Fund does not perform its obligation in the event of a cash overdraft.

Response – Going forward, the Registrant will include disclosure discussing the remedies the custodian has if a Fund has an overdraft and does not perform its obligation.

18.	Comment – Please confirm that all holdings in the Fund of Funds are appropriately disclosed as income/non-income producing.

Response – The Registrant confirms that each holding in the Fund of Funds contained in the October 31, 2015 annual report were income producing and therefore no disclosure noting non-income producing was necessary.

19.	Comment – Statement of Cash Flows - The reinvestment of interest income is not included in Purchases. In addition, the reinvestment of income is also not included in the Investment Transactions footnote within Purchases.

Response – Going forward, as the reinvestment of interest income is generally a non-cash flow transaction, the Registrant will include the reinvestment of interest income as a supplemental non-cash flow disclosure. In addition, the Registrant will include the reinvestment of interest income in the Investment Transactions footnote within Purchases.

20.	Comment – Statement of Cash Flows - Please include the accounting policy for what items are included as cash/cash equivalents.

Response – Going forward, the Registrant will include disclosure discussing what the accounting policy is for items that are cash/cash equivalents.

21.	Comment – Consider adding disclosure in the Fund of Funds about the Funds holding (as a percentage) in each underlying fund.

Response – Registrant has reviewed various filings from other fund complexes and it appears that such disclosure generally is not included in other fund complexes and respectfully declines to add such disclosure.

22.	Comment – Affiliated Investments table - Please include the number of shares held at period end.

Response – Going forward, the Registrant will include the number of shares held at the end of the period.

23.	Comment – Please confirm disclosure in accordance with ASC 946-210-55-2 for the Nationwide Contract.

Response – The Nationwide Contract is not a GIC. We believe ASC 946-210-55-2 is applicable for GIC contracts only and the Registrant respectfully declines the comment.

24.	Comment – Nationwide Contract – Please consider whether disclosure can be included to explain what the Nationwide Contract holds within.

Response –The sale of the Nationwide Contract ("Contract") to the Nationwide Funds-of-Funds ("Fund" or "Funds"), the operation of the Contract after purchase by the Funds and the subsequent investments made by Nationwide Life Insurance Company ("NLIC") with the sales proceeds do not confer upon the Funds any ownership interest in the securities purchased with the proceeds from the sale of the Contract. The Funds are entitled only to receipt of the principal value of their investment in the Contract plus a set crediting rate and do not participate, positively or negatively, in the actual investment results of the securities purchased by NLIC with Contract sale proceeds and therefore the Registrant respectfully declines the comment.

25.	Comment – 17f-2 test counts - Please explain why no test counts are performed for the Nationwide Contract and please add a conclusion to why.

Response – As we discuss below, no Nationwide Enterprise entity has custody or holds assets for the Nationwide Contract ("Contract").  The sale of the Contract to the Nationwide Funds-of-Funds ("Fund" or "Funds"), the operation of the Contract after purchase by the Funds and the subsequent investments made by Nationwide Life Insurance Company ("NLIC") with the sales proceeds, as described below, do not confer upon the Funds any ownership interest in the securities purchased with the proceeds from the sale of the Contract. The Funds are entitled only to receipt of the principal value of their investment in the Contract plus a set crediting rate and do not participate, positively or negatively, in the actual investment results of the securities purchased by NLIC with Contract sale proceeds.  As explained below, the custody of the Funds' interest in the Contract, as required by the 1940 Act, remains with the Funds' Custodian, JP Morgan.

We note that Fund purchases under the Contract are subject to confirmation and reconciliation at the time of purchase.  The book-entries established and maintained at JP Morgan are an integral part of that process of verification.  In addition, on a daily basis, e-mail communications among NFA, JP Morgan and NLIC confirm all purchases, sales, accrued interest and Fund account balances as further protection of the custody of Fund assets maintained by JP Morgan.

The Funds' asset is the actual documentation for the Contract, which has been placed with JP Morgan as the Funds' custodian. Therefore, neither the Funds nor any other Nationwide Enterprise entity has custody of Fund assets with respect to investments in the Contract, and, as a result, no 17f-2 test counts are required.
26.	Comment – Nationwide Fund - why does the Management Discussion of Fund Performance discuss Sector Weightings when the disclosure notes (in the 4th paragraph of the fund commentary) that the Fund seeks to generate attractive risk-adjusted returns from stock selection rather than significant sector over or underweights?

Response – Despite the focus on stock selection, sector exposure will still be a driver of performance for the Fund at times and is discussed in the context of comparing the Funds' performance to that of its benchmark.

27.	Comment – Management Discussion of Fund Performance - Diverse Managers - Please consider a broad based securities market index for the fixed income sleeve as a significant portion of the Fund is in fixed income holdings.

Response – The Fund currently compares its performance to a broad based index and does not compare individual sleeves of the Fund to additional indexes.  As a result, we respectfully decline the comment.

28.	Comment – Global Equity - Statement of Investments - The security on loan disclosure notes a value of $97,055 and the value of the security on loan is $87,860. Why is the market value less than the value of the securities on loan?
Response – A security which was on loan, was sold on October 29, 2015. Therefore the value of securities on loan reflected the value of the security that was sold until the security was recalled due to the pending sale.
29.	Comment – Growth - Management Discussion of Fund Performance - The risk language disclosure at the end of the Management Discussion of Fund Performance notes that derivatives and inverse Exchange-Traded Funds ("ETFs") can be used by the Fund. Please confirm if the Fund has utilized derivatives or ETFs in the last five years. If the Fund has not, please remove this disclosure.

Response – Growth may invest in derivatives and ETFs as a principal strategy, but only when triggered (as disclosed in the prospectus).   While the Fund has not

used them recently, these instruments may be used at any time (as disclosed in the prospectus).  As such, Registrant respectfully declines to remove the disclosure.

30.	Comment – Statement of Assets and Liabilities - The Statement of Assets and Liabilities for Herndon Mid Cap Value notes Custodian and Trustee Fees Payable. Why is there no expense on the Statement of Operations?

Response - Herndon Mid Cap Value commenced operations on July 1, 2014.  The Fund accrued Custodian and Trustee fee amounts during the period from July 1, 2014 through October 31, 2014 based upon expected fees for Custodian and Trustee fees as of October 31, 2014.  The amounts accrued were in excess of the actual fees and were applied toward Custodian and Trustee payments received during the Fund's fiscal year ended October 31, 2015.  As the Funds had sufficient accruals, no accrual was necessary in the Fund's fiscal year ended October 31, 2015.
31.	Comment – Management Discussion of Fund Performance - Small Company Growth – Although there is detailed disclosure on what contributed and/or detracted to the Fund, there is no discussion as to how/why they contributed and/or detracted. Please explain.

Response – Going forward, the Registrant will consider elaborating further on how an investment contributed or detracted from Fund performance.

32.	Comment – Small Company Growth - Notes to the Financial Statements- Note 11 In-Kind Subscription, please explain whether this was an affiliated transaction and, if so, please disclose as such.

Response – This was an affiliated in kind purchase transaction. The Registrant will ensure affiliated transaction disclosure is include in the future if applicable.

33.	Comment – Management Discussion of Fund Performance - Nationwide Portfolio Completion – Consider adding more discussion on how derivatives are used to achieve the strategy.

Response – Going forward, the Registrant will include more discussion in Portfolio Completion on how derivatives were used to achieve its strategy.

34.	Comment – Fund Overview - Portfolio Completion - There should be more details included to show derivatives exposure.

Response – Going forward, the Fund will include and note the derivatives exposure in the Fund Overview section.

35.	Comment – Fund Overview - Portfolio Completion - Please add additional disclosure to the Commodity-Linked Notes explaining what the positions are linked to in the Top Holdings table.

Response – Going forward, the Registrant will include additional disclosure noting what the commodity-linked note is linked to.
36.	Comment – Notes to the financial statements - Portfolio Completion - Please update the term "pledged" to "segregated" in the futures contract note.

Response – Going forward, the Registrant will update the language, as applicable.
37.	Comment – Investor Destination Moderate - Nationwide Contract - Please provide the weighted average holding in the Nationwide Contract for the year.

Response – The weighted average holding in the Nationwide Contract was 8.04% during the year ended October 31, 2015.
38.	Comment – Bond - Fund Overview - Highlights for the Year - With respect to the following statement, "Longer duration and high quality holdings provide the strongest performance on the decline in yields and the market preference for quality", did this contribute or detract to performance?

Response – Registrant believes that the disclosure is already included in the Management Discussion of Fund Performance. As the subsequent paragraph in the report states, "The portfolio overweight positions in non-investment-grade corporate credit, as well as its slightly shorter duration (relative to the benchmark) detracted from performance. The portfolio duration remained shorter than the benchmark during the period on the expectation of gradually rising rates."
39.	Comment – Government Bond - Statement of Investments – With respect to the following holding, Financing Corp. (FICO) 0.00%- is this a zero coupon? If so, please add disclosure explaining how it works.

Response – Financing Corp. (FICO) 0.00% is a zero coupon holding and, going forward, the Registrant will consider adding disclosure explaining how a zero coupon holding works.
40.	Comment – HighMark California Intermediate Tax Free Bond - Fund Overview - In the heading related to asset allocation, it notes 98.6% in Municipal Bonds and 0.2% in Other Assets in excess of Liabilities. Please explain in more detail what sectors (power, utilities, etc.) or asset types the Fund held.

Response – The Registrant will consider adding additional disclosure in the future.
41.	Comment – Money Market - Transactions with Affiliates- In the Notes to the Financial Statements, Transaction with Affiliates, the disclosure notes that there was no impact to the total return of the fund. The contribution would have an impact to the total return. Please add disclosure to what the impact to the total return would have been as well as adding this disclosure in the financial highlights with a reference to the notes to the financial statements.
Response – Going forward, the Registrant will revise the note and include the respective disclosure.
42.	Comment – Bailard Emerging Markets Equity - Statement of Assets and Liabilities - Why is the liability for Professional Fees payable greater than the expense shown for Professional Fees on the Statement of Operations?

Response - The fees payable to the Fund's independent registered public accounting firm for services related to the Fund's annual audit represent a majority of the expenses classified as Professional Fees.  As the fees for these services are generally paid after the Fund's fiscal year end, a majority of the amounts accrued during the Fund's fiscal year will remain as a Fund payable at fiscal year-end.

In addition, Bailard Emerging Markets Equity commenced operations on July 1, 2014.  The Fund accrued Professional fees during the period from July 1, 2014 through October 31, 2014 based on anticipated Professional fees for the period ending October 31, 2014. There was an over accrual and, as a result, these accruals were applied toward Professional fee payments made during the Fund's fiscal year ended October 31, 2015, reducing the amounts accrued by the Fund during the fiscal year ended October 31, 2015, therefore reflecting the actual amount as disclosed.
43.	Comment – HighMark Large Cap Core Equity - Statement of Operations- Why is Administrative Servicing Fees Institutional Service Fees a negative expense?

Response – The Fund was acquired in a fund adoption transaction in 2013 by the Registrant. The Administrative Servicing Fees were accrued in a similar manner as to how the previous manager of the fund accrued such fees. Upon further review, it was determined that the fee was over accrued. Based on discussion with the Fund's Independent Registered Public Accounting Firm, it was determined that the best course of action was to adjust the accrual which resulted in a negative expense for this Fund.
44.	Comment – Target Destination Funds - Each of the Funds uses an index based benchmark based on the fund's target year, per N-1A rules, they should be using a broad based benchmark.

Response – Form N-1A requires that Registrant include an appropriate broad-based securities market index. Registrant believes that the indexes used by each Target Destination Fund are appropriate, given that each index covers multiple asset classes.
45.	Comment – Target Destination Funds - Transaction with Affiliates - The unified management fee, please elaborate more as to what expenses the unified management fee covers.

Response – The Registrant has included disclosure in the Annual Report within Note 3 as follows: Under the terms of the Trust's Investment Advisory Agreement, NFA manages the investment of the assets and supervises the daily business affairs of the Funds in accordance with policies and procedures established by the Board of Trustees. NFA is a wholly owned subsidiary of Nationwide Financial Services, Inc. ("NFS"), a holding company which is a direct wholly owned subsidiary of Nationwide Corporation. Each Fund pays NFA a unified management fee of 0.13% per annum of the Fund's average daily net assets. Out of the unified management fee, NFA pays substantially all of the expenses of managing and operating each Fund except for Rule 12b-1 fees, administrative services fees, the cost of investment securities or other investment assets, taxes, interest charges, brokerage commissions, short-sale dividend expenses, the cost of share certificates representing shares of the Trust, compensation and expenses of the noninterested Trustees and counsel to the non-interested Trustees, and expenses incurred by a Fund in connection with any merger or reorganization and other non-routine expenses not incurred in the ordinary course of a Fund's business.

Registrant does not believe repeating this disclosure is necessary when it already appears elsewhere in the annual report.
46.	Comment – Target Destination Funds - Statement of Operations - Why are there Professional Fees on the Statement of Operations if the Unified Management Fee covers them?

Response – As disclosed in item 45 above, the compensation and expenses of the non-interested Trustees of the Funds and counsel to the non-interested Trustees are not covered by the Unified Fee. As a result, the Statement of Operations includes a line item for these Professional Fees.

47.	Comment – Index Funds- Management Discussion of Fund Performance – Please discuss the factors that materially affect Fund performance.

Response – The Index Funds are passively managed funds that track their respective Index. Registrant will add the following going forward: "The Fund is intended to track its respective Index."
48.	Comment – Please include the standard Tandy representations in the Response Letter and provide responses within 30 days of August 4, 2016.

Response – Registrant has included the standard Tandy representations.

* * *

Registrant believes it has fully responded to each comment.  If you have any questions, please contact me by telephone at the number listed below.

Respectfully submitted, /s/ Joseph Finelli Joseph Finelli Treasurer Nationwide Mutual Funds 1000 Continental Drive, Suite 400 King of Prussia, PA 19406 610-230-2849

cc:	Eric E. Miller, Esq. Prufesh R. Modhera, Esq.